ICA File No.:  811-9118
                                        File No.:  333-27225
     As filed with the Securities and Exchange Commission on
                           April 17, 1998Custom footers, yo.

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549
                          FORM N-2

              (Check appropriate box or boxes)

   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
      [ ] Pre-Effective Amendment No.
      [X] Post-Effective Amendment No.        1*
                           and/or
 REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF
                            1940
      [X] Amendment No.            9


DEM, Inc.__
Exact Name of Registrant as Specified in Charter

401 E. Pratt Street, 28th Floor, Baltimore, MD  21202
Address of Principal Executive Offices

(800) 752-1013
Registrant's Telephone Number, including Area Code

Nathan A. Chapman, Jr.
401 E. Pratt Street, 28th Floor, Baltimore, MD  21202
Name and Address of Agent for Service)

(Copy to:)

Elizabeth R. Hughes, Esq., Venable, Baetjer and Howard, LLP,
Ste. 1800, 2 Hopkins Plaza, Baltimore, MD  21201
Name and Address              (Number, Street, City, State,
Zip Code)

Approximate Date of Proposed Public Offering: Not applicable

*In addition, pursuant to Rule 429, this Registration
Statement on Form N-2 constitutes Post-Effective Amendment
No. 4 to the Registration Statement No. 33-98454 on Form N-2 filed by the Registrant.

If any of the securities being registered on this form will
be offered on a delayed or continuous basis in reliance on
Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend
reinvestment plan, check the following box.       [X]

It is proposed that this filing will become effective (check appropriate box)

[X] when declared effective pursuant to Section 8(c)

If appropriate, check the following box:

[ ] this post-effective amendment designates a new effective date for a previously filed registration statement.

[ ] this form is filed to register an additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same
offering is [      ].

                           PART C
                      OTHER INFORMATION

                       DEREGISTRATION

In accordance with the undertakings contained in Part C of this Registration Statement, DEM, Inc. (the "Company") has filed this Post-Effective Amendment No. 1 to remove from registration all of the securities registered under this Registration Statement, which remain unsold at the termination of the offering.

The Company hereby removes from registration 851,250 shares of common stock, $0.0001 par value per share, registered by the Company in this Registration Statement, which remain unsold at the termination of the offering.

                         SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, and State of Maryland, as of April 15, 1998.

                         DEM, INC.

                         By:/s/ NATHAN A. CHAPMAN, JR.
                              Nathan A. Chapman, Jr.
                              President and Chief Executive
Officer

      Pursuant to the requirements of the Securities Act of 1993, this Registration Statement has been signed below by the following in the capacities and on the date indicated.

Signatures               Title                Date

/s/ NATHAN A. CHAPMAN,   President, Chairman  April 15,
JR.                      of the Board and     1998
Nathan A. Chapman, Jr.   Director (Principal
                         Executive Officer)

/s/ M. LYNN BALLARD      Treasurer            April 15,
M. Lynn Ballard          (Principal           1998
                         Financial and
                         Accounting Officer)
A majority of the
Entire Board of
Directors
                         James B. Lewis
    Nathan A. Chapman,   Lottie H.
Jr.                      Shackelford
    Robert L. Wallace
    Ronald A. White
                                              April 15,
                                              1998
By:/s/ NATHAN A.
CHAPMAN
     Nathan A. Chapman,
Jr.
     Attorney-in-Fact

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